July 8, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:           Suzanne Hayes

Joshua Samples

Lilyanna Peyser

Sharon Blume

Sasha Parikh

Re:    Gemphire Therapeutics Inc.

Registration Statement on Form S-1 (File No. 333-210815)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 20, 2016, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for June 22, 2016 at 4:00 p.m. Eastern time or as soon thereafter as practicable in accordance with Rule 461 of the Securities Act of 1933, as amended.

As representatives of the several underwriters of the proposed public offering, we hereby respectfully withdraw our request for acceleration of the effectiveness of the above-referenced Registration Statement set forth in our June 20, 2016 letter.

[signature page follows]

Very truly yours,

JEFFERIES LLC

RBC CAPITAL MARKETS, LLC

As representatives of the

several underwriters

JEFFERIES LLC

By:	/s/ Ashley Delp Walker
Name:	Ashley Delp Walker
Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Lorenzo Paoletti
Name:	Lorenzo Paoletti
Title:	Director

cc:           Mina Sooch, Gemphire Therapeutics Inc.

Phillip D. Torrence, Honigman Miller Schwartz and Cohn LLP

Meredith Ervine, Honigman Miller Schwartz and Cohn LLP

Gabrielle L. Sims, Honigman Miller Schwartz and Cohn LLP

Divakar Gupta, Cooley LLP

Charles S. Kim, Cooley LLP

Siana E. Lowrey, Cooley LLP

[Signature Page to Withdrawal of Underwriters’ Acceleration Request]